SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

FORM 6-K

REPORT OF FOREIGN PRIVATE ISSUER PURSUANT TO RULE 13A-16
OR 15D-16 OF THE SECURITIES EXCHANGE ACT OF 1934

For the month of April, 2022

(Commission File No. 1-14862 )

BRASKEM S.A.

(Exact Name as Specified in its Charter)

N/A

(Translation of registrant's name into English)

Rua Eteno, 1561, Polo Petroquimico de Camacari
Camacari, Bahia - CEP 42810-000 Brazil

(Address of principal executive offices)

Indicate by check mark whether the registrant files or will file annual reports under cover Form 20-F or Form 40-F.

Form 20-F ___X___       Form 40-F ______

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1). _____

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7). _____

Indicate by check mark whether the registrant by furnishing the information contained in this Form is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.

Yes ______       No ___X___

If "Yes" is marked, indicate below the file number assigned to the registrant in connection with Rule 12g3-2(b): 82- _____.

NOTICE TO THE MARKET

São Paulo, April 27, 2022 - Braskem S.A. ("Braskem" or "Company"), (B3: BRKM3, BRKM5 and BRKM6; NYSE: BAK; LATIBEX: XBRK), in compliance with the provisions of article 30, XXX of CVM Ruling No. 480/09, announces to its shareholders and to the market in general that the Board of Directors, in a meeting held on this date, approved the election and reelection, as the case may be, of the following members to the Company's Statutory Compliance and Audit Committee [Comitê de Conformidade e Auditoria Estatutário da Companhia] ("CCAE”), with a term of office until the first meeting of the Board of Directors that takes place after the 2024 AGM: (i) Gesner José de Oliveira Filho, who will also assume the role of Coordinator of the CCAE; (ii) Charles Lenzi; (iii) André Amaro da Silveira; (iv) José Écio Pereira da Costa Junior; and (v) Maria Helena Pettersson.

The summarized curriculum of the members of the CCAE are attached to this Notice.

For further information, please contact Braskem’s Investor Relations Department, by phone +55 11 3576-9531 or by the e-mail braskem-ri@braskem.com.br.

SUMMARIZED CURRICULUM OF THE MEMBERS ELECTED TO COMPOSE THE CCAE

Gesner José de Oliveira Filho

Mr. Gesner José de Oliveira Filho was reelected as an independent effective member of the Company's Board of Directors by shareholder Novonor S.A. – Under Judicial Reorganization and is being reelected as a member of the CCAE, also assuming the coordination of the Committee. Mr. Gesner José de Oliveira Filho is certified by the IBGC as an Independent Board Member and member of the CCoAud+ Audit Committee; member of the Board of Directors of TIM, where he coordinates the Statutory Audit Committee and is a member of the ESG Committee; Chairman of the Board of Directors of Estre Ambiental, and member of the Self-Regulation Board of FEBRABAN. He was member of the Worldwide Advisory Board of UBER and of the Boards of Directors of Iguá, Usiminas, Sabesp, CESP, Banco Nossa Caixa and Varig. He also currently participates, on a pro bono basis, in the Regional Council of Economics, Instituto Iguá de Sustentabilidade, Brazilian Institute of Competition Ethics (ETCO), Center for Company-School Integration (CIEE); he is member of the Advisory Board of GRAPE ESG and member of the Advisory Council on Climate Policies and Actions of the Executive Office for Climate Change (SECLIMA) of the Municipal Government Office of the city of São Paulo. He is partner at GO Associados, Professor of FGV, where he coordinates the Center for Studies on Infrastructure & Environmental Solutions. Between 2007 and 2011 he was Chairman of Sabesp – Companhia de Saneamento do Estado de São Paulo. From 1996 to 2000, he was Chairman of CADE. PhD from the University of California (Berkeley), Master from Unicamp and Bachelor from FEA-USP, always in the area of Economics.

Charles Lenzi

Mr. Charles Lenzi was elected as independent effective member of the Company’s Board of Directors by shareholder Petróleo Brasileiro S.A. - Petrobras e now is part of the CCAE. Mr. Charles Lenzi is CEO of ABRAGEL since 2019; Independent Member of the Board of Directors and Member of the Audit Committee of AES Brasil since 2019; and Independent Member of the Board of Directors, Member of the Audit Committee and Member of the People and Sustainability Committee of BEVAP - Bioenergética Vale do Paracatu, since 2020. He was Chief Executive Officer of Eletropaulo, from 2016 to 2018; COO of AES Brasil, Chief Executive Officer of Eletropaulo and Chief Executive Officer of AES Sul from 2016 to 2017; CEO of ABMGEL from 2010 to 2016; Superintendent Officer of the Stefani Group, from 2008 to 2010; Vice President of Distribution of AES Brasil, Eletropaulo and

AES Sul, from 2006 to 2008; General Officer of AES Sul, from 2004 to 2006; Vice President of Operations of Eletropaulo, from 2002 to 2003; Regional Officer of AES EDC - La Eletricidad de Caracas, from 2001 to 2002; Chief Executive Officer of AES CESCO - India, from 2000 to 2001; Business Unit Manager at AES Sul, from 1998 to 1999; General Manager of Gazola S/À from 1988 to 1998; Sales Engineer of Intral S/A from 1982 to 1986. He is an Electrical Engineer from PUCRS, from 1977 to 1981. Specialized in Industrial Automation from UNICAMP, from 1986 to 1988; MBA in Finance from UCS§, from 1996 to 1998; MBA in Strategic Planning and Business Management from FGV, in 1999; Leadership Development Program from Darden Business School, University of Virginia, in 2006; PGA Advanced Management Program, from Fundação Dom Cabrale INSEAD, in 2007; Master's in Administration and Business from PUCRS, in 2015; Board Member Course at IBGC in 2016; and Global Executive Leadership Retreat, from Georgetown University, in 2017.

André Amaro da Silveira

Mr. André Amaro was reelected as an independent alternate member of the Company's Board of Directors by shareholder Novonor S.A. – Under Judicial Reorganization and becomes member of the CCAE. Mr. Amaro was Member of the Novonor Organization (formerly, the Odebrecht organization) from 1988 to 2018. In addition to the above position in the Company, Mr. Amaro is effective member of the Board of Directors of the company Ocyan, also acting as coordinator of the Committee for Culture, Communication, People and Sustainability; he is member of the Board of Directors of the company Odebrecht Transport, also acting as coordinator of the Personnel and Organization Committee and member of the Finance and Investment Committee, and chairman of the Board of Directors of Redram Construtora de Obras S.A. He began his career in heavy infrastructure projects and led Odebrecht's investments in the public service Concession programs in Brazil, Argentina and Portugal. During this period, he was also Officer of Project Financing and Export at Construtora Norberto Odebrecht, Vice President of Planning and Personnel at Braskem, Personnel Officer at Novonor S.A., President of Odebrecht Properties and Odebrecht Defesa e Tecnologia. Graduated in Civil Engineering from Unversidade Federal de Minas Gerais [Federal University of Minas Gerais], he holds a master’s degree in Business Administration from IMD.

José Écio Pereira da Costa Junior

Mr. José Ecio Pereira, a non-participant member of the Company's Board of Directors, is being reelected to be part of the CCAE. Graduated in Business Administration and Accounting Sciences, he started his auditing career in 1974 at Arthur Andersen & Co and was promoted to International Partner in 1986 and later, in June 2002, he became partner at Deloitte Touche Tohmatsu in Brazil, remaining until May 2007, when he retired. From October 1993 to May 2004, he was the managing partner responsible for the Curitiba office of these auditing and consulting firms. Founding partner of JEPereira Consultoria em Gestão de Negócios S/S, in January 2008, working with emphasis on consultancy related to: strategic management, consultancy in the preparation of companies and their shareholders to work with the New Capital Market, in addition to acting as director in Audit Committees with the Boards of Publicly-Held Companies. He was member of the Board of Directors of GAFISA S.A. from June 2008 to April 2018 and Coordinator of the Audit Committee from June 2008 to April 2016, becoming member of that Committee since then until April 2018. He also served as Member of the Statutory Audit Committee of FIBRIA S.A. from April 2013 to March 2018, and was also Chairman of the Fiscal Council from December 2009 to March 2013. He served as Coordinator of the Audit Committee of VOTORANTIM INDUSTRIAL S.A. – VID from June 2012 to June 2014 and also served as Coordinator of the Audit Committee of VOTORANTIM METAIS S.A. (currently NEXA S.A.) from June 2014 to December 2017. He served as Member of the Audit Committee of CESP S.A. from April 2019 to April 2021. He also served as member of the Board of Directors of Ouro Verde Locação e Serviço S.A. in the period between October 2018 and June 2019. He also served as member of the Board of Directors of BRMALLS S.A. (a Mall management company registered with the CVM – Novo Mercado) from April 2010 to April 2014. He also served as a member of the Board of Directors of the NOSTER Group (a privately-held company in the public transport area of Curitiba, car resale and power generation) from January 2011 to September 2013. He has been the Coordinator of the Audit Committee of VOTORANTIM CIMENTOS S.A. since October 2013. He has acted as Coordinator of the Audit Committees at CITROSUCO S.A. since December 2014 and also at CBA – Companhia Brasileira de Aluminio and at VE Votorantim Energia since June 2017. He also serves as member of the Board of Directors of Princecampos Participações S.A., elected in April 2010 and as Chairman of the Fiscal Council of Demercado Investimentos S.A., elected in November 2020.

Maria Helena Pettersson

Mrs. Pettersson, a non-participant member of the Company's Board of Directors, is being reelected to be part of the CCAE. She is graduated in Accounting Sciences and in Business Administration with several improvement courses in finance, business management, internal controls, business and asset appraisal, etc. She is a senior advisor and consultant with 40 years of experience in accounting, financial statements, corporate governance, internal and external financial reporting, internal controls, compliance with internal policies, compliance with laws and regulations, risk governance and international accounting. She was auditing and consulting partner, coordinating the service to large multinational companies, large Brazilian business groups, publicly-held companies in Brazil and companies listed on the SEC, in various sectors, such as media and entertainment, airlines, telecommunications, industry, retail and commerce, services, health, among others. She is currently member of the Advisory Board of CARLAB at Rutgers University, member of the Audit Committee of Tecnisa S.A. and member of the Fiscal Council of Omega Geração S.A. She provides independent consulting services in the areas of corporate governance and compliance for large companies, structuring of committees within the scope of the Board, preparation for diligences in mergers and acquisitions and IPO and professionalization of the management of family businesses. She worked for nearly 30 years in independent auditing, led financial statement audits for local and international purposes and conducted large and complex consulting works, including IPOs, mergers, acquisitions and integration of post-transaction companies, debt restructurings and judicial restructurings. She has experience in the areas of accounting and financial statements, corporate financial reporting, compliance with capital market laws and regulations, financial planning, business appraisal, risk management, internal and external auditing, and she masters the Brazilian and international regulatory framework of the profession of auditing; she also is familiar with the best global corporate governance practices. She has excellent interpersonal relationship, leadership and change management skills. Outstanding ability to lead teams and interact with people and multidisciplinary work groups, creating a collaborative and results-oriented work environment, with an extensive history of accomplishments, results achieved, meeting deadlines with proven and high customer satisfaction.

SIGNATURES

        Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

Date: April 27, 2022

BRASKEM S.A.

By:	/s/ Pedro van Langendonck Teixeira de Freitas

	Name:	Pedro van Langendonck Teixeira de Freitas
	Title:	Chief Financial Officer

DISCLAIMER ON FORWARD-LOOKING STATEMENTS

This report on Form 6-K may contain forward-looking statements within the meaning of the Private Securities Litigation Reform Act of 1995. These statements are statements that are not historical facts, and are based on our management’s current view and estimates of future economic and other circumstances, industry conditions, company performance and financial results, including any potential or projected impact of the geological event in Alagoas and related legal proceedings and of COVID-19 on our business, financial condition and operating results. The words “anticipates,” “believes,” “estimates,” “expects,” “plans” and similar expressions, as they relate to the company, are intended to identify forward-looking statements. Statements regarding the potential outcome of legal and administrative proceedings, the implementation of principal operating and financing strategies and capital expenditure plans, the direction of future operations and the factors or trends affecting our financial condition, liquidity or results of operations are examples of forward-looking statements. Such statements reflect the current views of our management and are subject to a number of risks and uncertainties, many of which are outside of the our control. There is no guarantee that the expected events, trends or results will actually occur. The statements are based on many assumptions and factors, including general economic and market conditions, industry conditions, and operating factors. Any changes in such assumptions or factors, including the projected impact of the geological event in Alagoas and related legal proceedings and the unprecedented impact of COVID-19 pandemic on our business, employees, service providers, stockholders, investors and other stakeholders, could cause actual results to differ materially from current expectations. Please refer to our annual report on Form 20-F for the year ended December 31, 2019 filed with the SEC, as well as any subsequent filings made by us pursuant to the Exchange Act, each of which is available on the SEC’s website (www.sec.gov), for a full discussion of the risks and other factors that may impact any forward-looking statements in this presentation.